UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: September 26, 2014

Today's Date: September 29, 2014

Name of Issuer: Royal Dutch Shell plc

Date of transaction: September 25, 2014

Name of Directors/PDMRs
See names listed below.

Nature of the transaction
Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDSB and RDS.A (as given below) under the Long-Term Incentive Plan, Deferred Bonus Plan and
Restricted Share plan.

The values are as follows:

Ben van Beurden €  91,832.46
Simon Henry £  104,861.20
John Abbott £  32,722.43
Matthias Bichsel €  78,621.45
Andrew Brown £  40,253.70
Donny Ching €  18,361.42
Hugh Mitchell £  46,640.65
Marvin Odum $115,733.80

The number of shares is as follows:

Ben van Beurden RDSA 3061
Simon Henry RDSB 4320
John Abbott RDSB 1348
Matthias Bichsel RDSA 2621
Andrew Brown RDSB 1658
Donny Ching RDSA   612
Hugh Mitchell RDSB 1921
Marvin Odum RDS.A 1516

Classes of security
Royal Dutch Shell Class A - ordinary shares ("RDSA")
Royal Dutch Shell Class B - ordinary shares ("RDSB")
Royal Dutch Shell plc Class A - ADS ("RDS.A")

Note

Details of the Long Term Incentive Plan, Deferred Bonus Plan and Restricted
Share Plan can be found in the Royal Dutch Shell plc Annual Report and Form 20-F
for the year ended December 31, 2013 (www.shell.com/annualreport)

Mark Edwards
Deputy Company Secretary

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 832 337 2034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 September 2014	By:	/s/M.Edwards
	Name:	M.Edwards
	Title:	Deputy Company Secretary